Exhibit 14

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

December 4, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

It is clear that Terra Industries stockholders want and expect a transaction now. To that end, we are increasing our offer by $4.75 per share in cash. Our new offer is $36.75 per share in cash ($29.25 net of the $7.50 dividend), plus 0.1034 of a share of CF Industries common stock.

Our offer has a value of $38.41 per Terra share (net of the $7.50 dividend) based on our closing price today, and represents a premium of over 50% to what we believe is Terra’s unaffected share price after payment of the dividend. That premium is substantially above historical and recent transaction premiums. Our offer also represents a multiple of 10X estimated EBITDA for 2009.

Our offer is not subject to financing and CF Industries has satisfied all antitrust regulatory conditions required to close the transaction. We have provided a form of merger agreement that we are prepared to enter into. The merger agreement has a “go-shop” period and we would agree to a break-up fee of $1 per Terra share, plus expense reimbursement.

Our offer is subject only to confirmatory due diligence and entering into the merger agreement. Our advisors are providing a due diligence list to your advisors and we believe due diligence could be completed over this coming weekend.

We are prepared to meet immediately and to sign a merger agreement before the market opens on Monday, December 7th.

Sincerely,

Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.